APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Williamson Mead and Brewing
Income Statement - unaudited
2020-2021

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Office Supplies	-	-
Payroll Processing	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Williamson Mead and Brewing
Balance Sheet - unaudited
2020-2021

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ 135,000.00	$ -
Accounts Receivables	-	-
Inventory	10,000.00	-
Total Current Assets	145,000.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	25,000.00	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	25,000.00	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 170,000.00**	**$ -**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	170,000.00	-
Opening Retained Earnings	-	-

Dividends Paid/Owner's Draw			-	-
Net Income (Loss)			-	-
Total Equity			170,000.00	-
TOTAL LIABILITIES & EQUITY	$		**170,000.00**	$ -
Balance Sheet Check			-	-

Williamson Mead and Brewing
Statement of Cash Flow - unaudited
2020-2021

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Matthew Lee Williamson, certify that:

1. The financial statements of Williamson Mead and Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Williamson Mead and Brewing has not been included in this Form as Williamson Mead and Brewing was formed on 06/01/2020 and has not filed a tax return to date.

Signature   *Matthew Lee Williamson*

Name: Matthew Lee Williamson

Title: President/CEO